14049437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 31 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2013 (MM/DD/YY) AND ENDING 01/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERTS & RYAN INVESTMENTS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street Suite 614
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel W. Roberts 415-956-2000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/1/14

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts & Ryan Investments Inc, as of January 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

PEDRO URIOSTEGUI-RIVERA
Commission # 2051879
Notary Public - California
Marin County
My Comm. Expires Dec 14, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Roberts & Ryan Investments Inc

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Roberts & Ryan Investments Inc as January 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts & Ryan Investments Inc as of January 31, 2014, and results of operations

and its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 26, 2014

Roberts & Ryan Investments Inc
BALANCE SHEET
As of January 31, 2014

ASSETS

CURRENT ASSETS		
Cash In Bank	$	292,409.62
Investments		83,360.18
Accounts Receivable		1,371.33
Total Current Assets		377,141.13
PROPERTY AND EQUIPMENT		
Equipment		61,585.00
Less: Accumulated Depreciation		(61,017.55)
Net Property and Equipment		567.45
OTHER ASSETS		
Security Deposit		800.00
Total Other Assets		800.00
TOTAL ASSETS	$	378,508.58

The footnotes are an integral part of the financial statements.

Roberts & Ryan Investments Inc
BALANCE SHEET
As of January 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	3,559.64
Commission Payable		14,060.64
Total Current Liabilities		17,620.28
LONG-TERM LIABILITIES		
Total Liabilities		17,620.28
STOCKHOLDERS' EQUITY		
Capital Stock,no par value, 1,000,000 share authorized, 600,000 shares issued and outstanding		70,000.00
Paid in Excess		3,850.00
Retained Earnings		287,038.30
Total Stockholders' Equitv		360,888.30
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	378,508.58

The footnotes are an integral part of the financial statements.

Roberts & Ryan Investments Inc
STATEMENT OF INCOME

		12 Months Ended January 31, 2014
Revenues		
Commissions Earned	$	423,439.65
Other Income		12,602.48
Miscellaneous Income		16,608.38
Total Revenues		452,650.51
Operating Expenses		
Employee compensation and benefits		285,512.70
Floor brokerage, exchange, and clearan		6,609.08
Communications and data processing		8,105.08
Occpancy		34,749.50
Other expenses		155,219.82
Total Operating Expenses		490,196.18
Operating Income (Loss)		(37,545.67)
Net Income (Loss)	$	(37,545.67)

The footnotes are an integral part of the financial statements.

Roberts & Ryan Investments Inc
STATEMENT OF RETAINED EARNINGS

		12 Months Ended January 31, 2014
Beginning of Period	$	320,622.60
Plus: Net Income	$	(37,545.67)
Plus: Prior Period Adjustment	$	3,961.37
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	287,038.30

The footnotes are an integral part of the financial statements.

Roberts & Ryan Investments Inc
STATEMENT OF CASH FLOWS
For the 12 months Ended January 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (37,545.67)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	2,211.74
Depreciation and Amortization	378.30
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	(14,211.26)
Other	3,214.82
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(18,485.09)
Accrued Liabilities	0.00
Total Adjustments	(26,891.49)
Net Cash Provided Bv (Used in) Operating Activities	(64,437.16)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	378.30
Net Cash Provided Bv (Used In) Investing Activities	378.30
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(64,058.86)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	356,468.48
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 292,409.62

The footnotes are an integral part of the financial statements.

ROBERTS AND RYAN INVESTMENTS INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at February 1, 2013	60,000	$ 70,000	60,000	$ 3,850	-	$ -	$ 320,623	$ 394,473
Net Income	-	-	-	-	-	-	(37,546)	(37,546)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	3,961	3,961
Balance at January 31, 2014	$ 60,000	$ 70,000	$ 60,000	$ 3,850	$ -	$ -	$ 287,038	$ 360,888

ROBERTS AND RYAN INVESTMENTS INC
NOTES TO FINANCIAL STATEMENTS
January 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Roberts and Ryan Investments Inc (the Company) was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts & Ryan Investments Incorporated. The Company has adopted a fiscal year ended January 31st.

Description of Business

The Company, located in San Francisco, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for "all customer transactions cleared through another broker dealer on a fully disclosed basis."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Capitalization

Equipment and furniture are stated at cost. Repairs and maintenance to these are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of 5 t0 7 years using the straight-line method.

Income taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state laws.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended January 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in the following areas: first, broker or dealer retailing corporate securities over the counter; second, broker or dealer retailing corporate debt securities; third, mutual fund retailer over the counter; fourth, U.S. government securities dealer or broker; fifth, municipal securities dealer or broker; sixth, broker or dealer selling variable life insurance life or annuities; seventh, put and call broker or dealer; eight, trading securities for own account; ninth, underwriting or selling group participant for municipal securities; and finally, selling group participant for corporate securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to its Clearing broker.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At January 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

ROBERTS AND RYAN INVESTMENTS INC
NOTES TO FINANCIAL STATEMENTS
January 31, 2014

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		57,802
Leasehold improvements	10 years		3,783
			61,585
Less – accumulated depreciation			(61,018)
Total		$	567

NOTE F – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at January 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
January 31, 2014		
Mutual Funds	$ 0	$ 0
Marketable Securities	83,360.00	83,360.00
Total	$ 83,360.00	$ 83,360.00

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
January 31, 2014		
Mutual Funds	$ 0	$ 0
Marketable Securities	83,360.00	83,360.00
Total	$ 83,360.00	$ 83,360.00

NOTE G – PENSION PLAN

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. No contributions were made for the year ended January 31, 2014.

NOTE H – ADVERTISING

The amount of advertising was $880.36; the amount was expensed as incurred.

NOTE I –RENT

The amount of rent paid during the year ended January 31, 2014 was $34,250.48.

ROBERTS AND RYAN INVESTMENTS INC
NOTES TO FINANCIAL STATEMENTS
January 31, 2014

NOTE J - PRIOR PERIOD ADJUSTMENTS

Prior period adjustments of $3,961.37 were made to correct errors in past years. The corrections did not affect current year operations.

NOTE K - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 26, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended January 31, 2014

Roberts and Ryan Investments Inc
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 360,888.00
Nonallowable assets:		
Other Assets	800.00	
Fixed Assets	567.00	
Accounts receivable – other	1,371.00	(2,738.00)
Other Charges	11,795.00	
Haircuts	0.00	
Undue Concentration	0.00	(11,795.00)
Net allowable capital		$ 346,355.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,175.25
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess net capital	$ 246,355.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 17,620.00
Percentage of aggregate indebtedness to net capital	5.09%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of January 31, 2014	$ 340,391.00
Adjustments:	
Change in Equity (Adjustments)	3,584.00
Change in Non-Allowable Assets	2,380.00
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	346,355.00
Reconciled Difference	$ (0.00)

Roberts and Ryan Investments Inc
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended January 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at February 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at January 31, 2014	$ -

REPORT ON INTERNAL CONTROL

For the year ended January 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 26, 2014

Board of Directors
Roberts & Ryan Investments Incorporated
57 Post Street
Suite 614
San Francisco, CA 94104

In planning and performing my audit of the financial statements and supplemental schedules of Roberts & Ryan Investments Inc. for the year ended January 31, 2014, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at January 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA